BUDGET 2022–2023

Building on Success



New Nouveau Brunswick

Budget 2022–2023

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

Tuesday, March 22, 2022

Cover:
Executive Council Office, Corporate Communications (# 13688)

Translation:
Translation Bureau, Service New Brunswick

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-2502-9

ISSN 0833-5680

Printed in New Brunswick

Think Recycling!

Table of Contents

Introduction

Mr. Speaker, New Brunswickers have shown a tremendous level of resilience during these difficult times.

As we transition from the daily management of the pandemic to learning to live with COVID-19, I want to thank New Brunswickers for their ongoing support.

Thank you to the doctors, nurses and other professionals in our health and senior care systems who tended to our sick and vulnerable.

Thank you to the teachers, educational assistants, bus drivers and custodians who kept our children safe.

Thank you to the truck drivers and front-line workers who kept our stores stocked.

Thank you to our first responders, law enforcement and border officers who were always there when we needed them.

Thank you to the businesses and their employees who adjusted to changing public health requirements, kept their doors open and provided goods and services to New Brunswickers.

Thank you to the non-profit organizations who continued to provide important supports to New Brunswickers.

Thank you to our public servants who worked to ensure that important public services continued to be offered to New Brunswickers.

Indeed, thank you to all New Brunswickers for your patience and understanding, your willingness to accept public health restrictions and in rolling up your sleeves for vaccines that are protecting all of us.

While I wish I could say that this period of uncertainty is behind us, we know that COVID-19 will continue to be part of our daily lives.

We are also now seeing elevated uncertainty due to the unprovoked attack by Russia on Ukraine. To Ukraine and our growing Ukrainian community, I say, New Brunswick stands with you.

Mr. Speaker, as I rise today to deliver my fourth budget as Minister of Finance and Treasury Board, I reflect on the previous budgets I have presented before the Legislative Assembly and how they have led to Budget 2022–2023.

I previously talked about urgency, taking action, and reinventing New Brunswick.

I can say with confidence that the steps we have taken with each successive budget have led us to today, where we are now building on success.

We have managed our finances responsibly and reduced our net debt.

We have implemented a change agenda that is leading to long-overdue reforms being implemented.

We have changed the narrative on New Brunswick to one of success.

As our population approaches 800,000, momentum is building that will drive us to a population of one million. More people means a growing economy, an expanding tax base, and increasing demands for public services.

To maintain this momentum, we must prepare now. Consider the demand for services in health care, education and early childhood development. A growing population also means increased demand for housing and more traffic using our transportation networks. It also increases the demand for services that enhance our quality of life.

Today's budget is about maintaining this momentum and positioning the province for ongoing sustainable growth.

Budget 2022–2023 reflects our recent success and prepares for a period of growth by investing in areas that will make a meaningful impact in New Brunswickers' lives, provides much-needed tax relief, and continues our fiscally responsible approach.

Economic and fiscal conditions

Mr. Speaker, despite the volatility we are currently seeing around the world, the New Brunswick economy has shown a tremendous level of resilience. Many of our economic indicators are at, or above their pre-pandemic levels. It is estimated that real GDP growth in 2021 has made up for the losses experienced in 2020.

Notable developments over the past year include population growth that recently hit a 45-year high, putting us on the cusp of seeing our population surpass 800,000. Employment hit an all-time high as recently as November, and housing activity is setting records. Moreover, New Brunswick had the second-largest increase in exports in the country in 2021.

For 2022, the Department of Finance and Treasury Board projects real GDP growth of 2.2%. Continued population growth and increasing wages will support consumer-led gains, while investment in residential and non-residential construction adds further support to economic activity in 2022. However, with inflation running at a 30-year high and the Russian invasion of Ukraine, a high level of uncertainty in the forecast remains. Further details on New Brunswick's economic outlook are provided in the *Economic Outlook 2022–2023*.

Mr. Speaker, with a projected surplus of $35.2 million for 2022–2023, New Brunswickers will see a fiscal plan that considers our current economic and fiscal environment, continues the important work from previous government decisions, addresses budget pressures, and provides much-needed tax relief. Furthermore, today's budget also positions the province for sustainable growth and to deliver services to our citizens in a fiscally responsible manner.

This is truly a budget for all New Brunswickers.

Revenues are projected to grow by 1.2% for 2022–2023 as the effects of nonrecurring factors that influenced growth in 2021–2022 subside, and tax reductions that I will be outlining in today's budget slow overall revenue growth.

Spending is projected to grow by 5.5% for 2022–2023 as our government transitions its spending plans from addressing COVID-19 pressures to building capacity and resiliency into government services.

Mr. Speaker, as part of Budget 2021–2022, I was proud to release a gender impact statement for the first time ever. In fact, we are leading the way as the only province to date to publish information about the Gender-Based Analysis+ impacts of specific budget measures, and I am proud to note that we are continuing this approach.

A growing economy and vibrant communities

Mr. Speaker, our economy is growing. However, the recovery has been uneven and as federal supports are withdrawn, we will need to take appropriate steps to maintain the momentum we have generated in recent years and support a lasting and sustainable recovery.

Local governance is all about community: where we live, work, play, and where our kids go to school. It is the closest level of decision-making to our homes and businesses. Through local governance reform our goal is to build vibrant and sustainable communities that work together to enhance the quality of life for all New Brunswickers.

The approach we have taken will maintain and improve services, act on local and regional priorities, and take advantage of economic development opportunities. Budget 2022–2023 provides $10 million to continue the important work of modernizing local governance in New Brunswick.

Today's budget also meets a key commitment of local governance reform by taking steps on provincial property tax rates.

Mr. Speaker, a well-maintained transportation network supports the efficient movement of people and goods throughout the province, contributes to healthy economic growth, and improves community livability.

Undertaking preventative maintenance can extend the life of our bridges and preserve our capital funding for priority work elsewhere. As such, today's budget includes $3 million to focus on preventative maintenance on our bridges around the province.

An additional $4 million will be used to expand our summer brush cutting program, which will improve road safety and visibility, and reduce collisions with wildlife.

For the 2022–2023 fiscal year, $47 million will be invested into the Climate Change Fund, to support climate-related initiatives. This is an increase of $11 million from last year.

In keeping with federally-mandated carbon pricing requirements, effective April 1, 2022, the province's carbon tax will increase from the equivalent of $40 per tonne to $50 per tonne. This will represent an increase of 2.21 cents per litre on gasoline and 2.68 cents per litre on diesel.

I must emphasize that failure to meet these federal requirements would mean the loss of flexibility for New Brunswick. It would limit our ability to deliver a climate change action plan that works and to introduce revenue recycling measures that work for New Brunswickers.

In response to this latest federally-mandated increase in the carbon tax, I am pleased to announce that the province's basic personal amount will be increased from $10,817 to $11,720 and the Low-Income Tax Reduction threshold will increase from $18,268 to $19,177, effective for the 2022 taxation year.

This will provide an estimated $40 million in personal income tax relief to over 400,000 taxpayers for 2022, and it will ensure that single taxfilers with incomes up to $19,177 will not pay provincial personal income tax for 2022.

Mr. Speaker, growing our population goes with growing the economy. As our population approaches 800,000, we must continue to build on the momentum we have recently achieved. Immigrants have discovered New Brunswick and we see the importance of having programs in place to support an increase in newcomer landings and the retention of skilled newcomers.

Our government will continue immigrant attraction and retention efforts. This includes $1 million through the Immigrant Settlement Support Funding Program to help non-profit organizations to assist with the settlement, integration and retention of newcomers. An additional $200,000 will be used to support international student retention.

Mr. Speaker, our tourism sector is a significant contributor to the New Brunswick economy. Not only does it employ between 30,000 and 40,000 New Brunswickers and contributes an estimated $520 million to provincial GDP annually, it also supports our population growth efforts by marketing the province to visitors, some of whom decide to move here after discovering what New Brunswick has to offer.

We opened our provincial parks earlier than any other province, and New Brunswickers took advantage of the opportunity to experience our beautiful scenery. In addition, our government also introduced the Explore NB Travel Incentive Program, thereby providing much needed support to our tourism sector.

While the more than 50,000 people who took advantage of the Explore NB Travel Incentive Program acted as an important stabilizer, the tourism sector

is one of the hardest-hit as travel and social distancing restrictions put significant pressure on operators over the last two years.

In recognition of the challenges the sector has faced, Budget 2022–2023 will provide an additional $6.9 million to the Department of Tourism, Heritage and Culture. This represents a 26% increase in the tourism budget when nonrecurring COVID-related spending is excluded.

Mr. Speaker, I am also pleased to note the increase in minimum wage our government announced in December. On April 1, 2022, the minimum wage will increase by $1 per hour and by October 2022, the minimum wage in New Brunswick will be $13.75 per hour. This adjustment will benefit about 16,500 minimum wage earners, as well as 26,000 New Brunswickers who make more than the present minimum wage but less than $13.75 per hour.

Workers across multiple departments will benefit from the increase in minimum wage, meaning our government will spend an additional $7.4 million to support our minimum wage earners. It will also help improve the standard of living of our lower-wage earners and ensure we are competitive with our neighbouring provinces.

New Brunswick has long lagged much of the country in terms of productivity growth. A failure to close the productivity gap will lead to a loss of competitiveness for New Brunswick companies. However, strategic support for capital investments can improve competitiveness, increase output, attract skilled labour and grow the economy. Budget 2022–2023 provides $5 million to accelerate capital investments focused on improving productivity and generating long-term sustainable growth.

Mr. Speaker, over the last two years, civil servants continually stepped up for New Brunswick. Front-line workers in health and senior care, public safety officers, education professionals, and officials across all parts of the civil service did their part to protect us from the pandemic, while also continually delivering quality public services to New Brunswickers.

I am proud and impressed by the level of dedication our civil service has shown and continues to provide to the people of New Brunswick.

With annual expenditures in the range of $3 billion, wages represent a significant portion of the provincial budget. As our fiscal situation improved, we realized that we could afford to increase wages for our employees. Budget 2022–2023 includes $343 million to increase the wages of the public service.

This is an increase that recognizes efforts over the course of the pandemic and is one that we can afford.

This increase will also support local businesses as civil servants spend their earnings in the communities in which they live.

Mr. Speaker, the increased presence of serious and organized crime, especially as it relates to the drug trade, can have a significant adverse impact on the overall safety of New Brunswickers and reduce the effectiveness of harm reduction initiatives.

Budget 2022–2023 provides $3.3 million to support expanded enforcement efforts in combatting drug-related crime in New Brunswick. This funding will help disrupt and prevent the proliferation of street to mid-level drug crime and distribution throughout the province.

Mr. Speaker, I have heard some suggest this government's attention to drug crime is an attack on some of New Brunswick's most vulnerable. Some have suggested we are seeking to punish people for their struggles with mental illness or addiction. Others have suggested we should spend on addiction and mental health services, and not on law enforcement.

This is not an either/or situation. Drug dealers and organized criminals are preying on the most vulnerable New Brunswickers, and it has to stop. We will make no apologies for working harder to track down and disrupt the dealers who are exploiting human weakness, and imposing consequences. We can do that – we must do that – and expand access to mental health and addiction services. Doing one of those things and not the other makes no sense. We are tackling this terrible problem from all angles and I will come back to health services again in a few moments.

As we are seeing with all too alarming frequency, cyber threats and attacks continue to rise. As recently as last December, our government temporarily deactivated some online services as a preventive measure due to a new global online security threat. Fortunately, government services were not impacted, and we were able to mitigate any risks to government websites and applications. However, we must evolve our strategies as the threats continue to evolve; and Budget 2022–2023 includes $1.3 million to enhance our IT security risk management and cyber incident response.

Through these initiatives, we are creating the conditions for sustainable economic growth and enhancing the quality of life in our communities.

Housing

Mr. Speaker, we are all aware of the challenging rental climate in New Brunswick. With our population growing and the real estate markets thriving, the rental pressures in the province continue – in terms of supply and affordability. Failure to address these challenges will also put pressure on our labour force. It has also resulted in significant assessment increases for many New Brunswick property owners, including homeowners, landlords and others.

In Budget 2020–2021, government proposed a phased-in, 50% reduction to the provincial property tax rate on non-owner-occupied residential properties and a 15% provincial property tax rate reduction for non-residential properties. With the onset of COVID-19 and the resulting economic and fiscal uncertainty, these measures did not proceed.

Mr. Speaker, I am very pleased to announce that we will be moving forward with provincial property tax rate reductions beginning with the current property taxation year. This will be phased in over a three-year period and will result in:

- A 50% provincial property tax rate reduction for non-owner-occupied residential properties, including apartment buildings and other rental properties;
- A 15% provincial property tax rate reduction for other residential properties, including nursing homes;
- A 15% provincial property tax rate reduction for non-residential properties.

As previously advised, property tax bills for the 2022 taxation year will be issued April 1st and will reflect the first phase of the provincial tax rate reductions.

These measures will reduce provincial property tax revenue by an estimated $45 million in 2022–2023 and $112 million once mature.

This important tax initiative will support the development of additional units in the province and provide tax relief to landlords, many of whom are facing significant assessment increases as a result of the vibrant real estate market.

Mr. Speaker, last year our government accepted the recommendations of the 90-day rent review that was prepared by the civil service. While much progress

has been made on implementing these recommendations, market conditions remain difficult for renters. Despite record levels of multi-unit construction and a growing supply of rental units, the vacancy rate continues to fall, and rents continue to climb.

While we are confident that the market will catch up with demand, and the property tax measures we have introduced today will help, our government acknowledges that more needs to be done for renters.

To ensure that tenants are protected and benefit from the property tax reduction, our government is announcing a one-year cap, retroactive to January 1, 2022, on the allowable increase to rent of 3.8% and is equivalent to the growth in the Consumer Price Index in 2021.

In addition, we will be introducing further amendments to *The Residential Tenancies Act* to:

- Eliminate the ability of landlords to terminate a tenancy without cause;
- Allow a tenant to apply to the Residential Tenancies Tribunal to order a landlord to compensate for losses caused by termination without cause;
- Introduce penalties to landlords for non-compliance.

To further support growth in our housing stock, our government will also increase spending on affordable housing by $6.3 million this year. In addition, Opportunities New Brunswick has been provided the flexibility through its loan guarantees to support and stimulate workforce housing opportunities in rural New Brunswick.

Health care

Mr. Speaker, since the earliest days of the pandemic our government has clearly indicated that it would identify gaps and spend where needed to support New Brunswickers during these difficult times. We have seen over the last two years the challenges and demands that have been placed on our health care system. We have also seen significant impacts on our vulnerable populations.

The pandemic has clearly demonstrated that the status quo is not an option when it comes to addressing our health care pressures. However, these pressures have also created the conditions to innovate how we deliver health care services to New Brunswickers.

Today's budget allocates more than $3.2 billion to our health care system, a 6.4% increase over our third quarter projection and the largest increase since 2008–2009.

Mr. Speaker, last November our government released *Stabilizing Health Care: An Urgent Call to Action*.

The plan outlines a path forward. It is intended to stabilize and rebuild New Brunswick's health-care system to be more citizen-focused, accessible, accountable, inclusive and service-oriented. Today's budget allocates $38 million to move forward on the five action areas outlined in the plan:

- Access to primary health care;
- Access to surgery;
- Create a connected system;
- Access to addiction and mental health service;
- Support seniors to age in place.

We have established an implementation task force to help guide the objectives in the new provincial health plan, which will ensure we have a coordinated and consistent approach in achieving our goals.

This group will work impartially at arm's-length of government, be authorized to call upon the expertise of health professionals, academics and other experts as needed, and make recommendations to the ministers of Health and Social Development.

Mr. Speaker, while this action plan establishes the foundation for a more sustainable health care system, we have not waited to introduce improvements. Some of the gains we have already made include:

- Opening three nurse practitioner clinics;
- Reducing hip and knee surgery wait times;
- Reimbursing pharmacists to assess, treat, and prescribe for minor ailments, beginning with urinary tract infection treatments and prescription renewals;
- Improving access to virtual appointments.

These improvements are already yielding results. For example, during the latest wave of COVID-19, government launched new health care options providing access through Telecare 811 or online for those who were having issues getting a timely appointment with their primary care practitioners. Over

the last three months, this has made over 11,000 new in-person and virtual primary care visits possible for those who needed them. This initiative has provided much-needed alternatives to going to a busy ER. We are also investing in aligning community resources to better care for seniors and all New Brunswickers, such as paramedics who can assess individuals and avoid transporting them, if not necessary, and link them to the right service at the right time.

Currently, almost 40% of all visits at the larger Emergency Departments, such as Saint John, Miramichi and Fredericton, are for less urgent or non-urgent items. Even with expanding primary care access, there will always be a need for non-urgent services at peak hours, after hours, and on weekends.

These services are best accessed outside of the regional hospitals and in communities with the most demand. Additional nurse practitioners and administrative support will create more capacity for non-urgent care within our communities. Today's budget provides $3.7 million to enhance and redirect resources towards multi-disciplinary, team-based community care. We will be able to take advantage of existing physician vacancies and retirements to move quickly in this direction to help address the pressures our primary health care system faces. We have already begun working with health partners and communities, such as Dalhousie and Sussex.

Mr. Speaker, in reviewing the delivery of pathology and laboratory services in New Brunswick, we see an aging workforce, a laboratory information system that does not communicate between health zones and Regional Health Authorities, and a transportation system that can be improved.

These conditions lead to duplication, inefficiencies and an increased workload on already-stretched human resources. By investing $12 million in modernizing our laboratory information system, we can deliver laboratory services that address existing pressures, are efficient, and will lead to improved client-focused service within this segment of the health care system.

In addition, in response to the COVID-19 pandemic, New Brunswick will have its own state-of-the-art public health lab. This will help ensure our province has a central hub capable of conducting timely and advanced testing in support of public health investigations and monitoring.

Mr. Speaker, our government recognizes the toll the pandemic has had on the mental health of New Brunswickers. We also understand that addressing

addiction and mental health issues cuts across multiple government departments. To move forward on addressing the addiction and mental health challenges New Brunswickers face, our government released the *Inter-Departmental Addiction and Mental Health Action Plan: Priority Areas for 2021-2025* just over a year ago.

Our One-at-a-Time Therapy program is one area where we are making strides in enhancing access to addiction and mental health services in New Brunswick. Through this program, New Brunswickers now have rapid access to these services by walk-in or by appointment; and was a key feature in our action plan.

Now fully implemented across the province, I am pleased to note we have reduced the provincial waitlist by 58% between October 2021 and February 2022. This represents almost 1,000 individuals who are no longer on a waiting list for these services.

Building on the approximately $7 million increase in mental health services provided as part of Budget 2021–2022, our government will provide an additional $1.9 million to expand mental health crisis care response services. With this increase, the budget for addiction services and mental health services within the Department of Health will now total $174 million.

Vulnerable populations

Mr. Speaker, while it is encouraging to see our population growing, New Brunswick remains one of the oldest provinces in the country. More than 20% of our residents are aged 65 or older, which is second only to Newfoundland and Labrador. Current projections suggest that this share will continue to grow and, increase demand for senior care.

Budget 2022–2023 includes $4.1 million to continue the important work outlined in our nursing home plan which focuses on meeting the growing demand for additional beds. An additional $9.7 million will be provided to increase the hours of care in our nursing homes.

Combined, these initiatives will increase the supply and quality of senior care in New Brunswick.

We also continue to take steps to address the significant challenges in the human services sector with respect to the recruitment and retention of workers. In support of the challenges this sector faces, I am pleased to

announce government will provide nearly $38.6 million this year to increase wages for human services workers, including: home support, community residences, special care homes, family support, group homes, attendant care, and employment and support services agencies.

In recognition of the efforts the sector has undertaken since the COVID-19 pandemic began, we will provide a one-time per diem increase for adult residential facilities in 2021–2022, with a permanent increase coming into effect later in 2022–2023. On an annual basis, this increase will put $27.4 million into community residences, special care homes, and memory care and generalist care facilities to address the historical increase in operating costs incurred by operators.

Mr. Speaker, our government is committed to following through on social assistance reforms to leave more money in the hands of low-income New Brunswickers.

Through the reforms we have introduced to date, social assistance recipients will no longer have their benefits reduced if they are also receiving child support payments, the Canada-New Brunswick Housing Benefit or compensatory money related to personal injury.

Recently, reforms to the Household Income Policy were announced which allow roommates to be assessed separately. This change aims to improve access to affordable housing for social assistance recipients by allowing them to share accommodations.

We have also increased the wage exemption for social assistance recipients to $500 per month, plus 50 cents of each additional dollar earned over $500. In addition, I am pleased to announce that Budget 2022–2023 includes an income exemption on the first $200 of Canada Pension Plan income.

Our government increased social assistance rates by 5% in Budget 2020–2021 and we committed to index them to inflation thereafter. This indexation means that our government will provide additional funding to increase social assistance rates by 3.8% under the Transitional Assistance Program and the Extended Benefits Program, which will benefit approximately 19,000 households.

To help mitigate the impact of the unprecedented increases in fuel costs that we have seen over the last several weeks, our government recently announced that we would provide immediate support to help home support workers and

family support workers with their mileage costs. This will provide up to $5 million in 2021–2022 to the approximately 5,300 workers that are required to travel to the homes of the clients they serve.

Mr. Speaker, over the course of the pandemic there has been an increased prevalence of intimate partner violence and sexual assault.

Our government will be providing immediate assistance, in the 2021–2022 fiscal year, to support transition houses, second stage houses, and domestic violence outreach. This will help these organizations address some cost pressures and ensure that they are able to continue helping survivors of intimate partner violence.

This is why our government will also increase its support of important services such as second stage housing for abused women and children, domestic violence outreach services, and sexual violence community-based supports to victims.

Budget 2022–2023 provides an additional $1.4 million, which represents a 43.9% increase over the level of support provided at Budget 2021–2022. Increases to programs will vary based on regional differences and identified needs. Overall, this will make a meaningful difference in the lives of survivors of intimate partner and sexual violence.

World-class education

Mr. Speaker, over the course of the pandemic we have seen the importance of keeping our childcare facilities open as parents continued to work throughout the various stages of the pandemic. Families are also seeing rising costs and household budgets are being squeezed.

One way our government can help families deal with the current high inflation environment is to make childcare more affordable. Through our bilateral agreements with the Government of Canada, we will be investing $110 million in our early learning and childcare sector in 2022–2023, and over the next five years, we will invest a total of approximately $500 million.

These agreements will help lower the cost of childcare for New Brunswick families, while also respecting the investments we have already made in building a world-class early learning education system.

Our education and early learning systems have been under tremendous pressures since the onset of the COVID-19 pandemic; the switching between remote learning and in-person learning has been a challenge for educators and students alike.

The Laptop Subsidy Program is one tool that helped students and teachers work in an ever-changing environment. In this regard, I am pleased to note that Budget 2022–2023 includes $1 million to continue this program. An additional $1.8 million will also be provided, to maintain access and capacity within school buildings and on the provincial network, as well as enhancing network security.

Mr. Speaker, mental health and wellness needs among our children and youth have seen significant increases prior to and throughout the pandemic; the impact of which will be felt for years to come. While there has been success with the integrated service delivery model, our government recognizes that more work is needed.

During the winter and spring of 2021, a review of the inclusive education policy was undertaken. This review showed us that schools need a strong foundation of professional support to better meet the current and evolving educational needs of all learners. This review also considered recommendations from the Child and Youth Advocate's interim and final reports on youth suicide prevention and mental health services, *A Matter of Life and Death*, and *The Best We Have to Offer.*

I am pleased to announce $5.8 million and $2.2 million to increase inclusive education resources in our Anglophone and Francophone school systems respectively. This funding will result in additional speech-language pathologists, social workers, behaviour intervention mentors, guidance counsellors, resource teachers, and resource specialists in assessment and intervention supporting our schools throughout the province. This initiative will also support the implementation of learning recovery to counteract the impacts the pandemic has had on our students and to better position them for long-term success.

Through these efforts we will continue to build on the progress we have made in recent years to modernize our education systems and prepare our youth to thrive in modern society. These are truly investments in the future of our province and lay the foundation for continued success.

Sustainable public finances

Mr. Speaker, as recently as five years ago New Brunswick posted its ninth consecutive deficit. Weak economic growth and increasing net debt meant that our net debt-to-GDP ratio had recently hit an all-time high and we were at risk of a credit downgrade.

Since taking office, we maintained a consistent approach of taking decisive action when needed, being prudent with taxpayers' money, and taking steps towards fiscal sustainability. We have seen surpluses in every year since taking office, we have reduced net debt by nearly $1 billion, and the cost to service the public debt is falling.

Today's budget is the product of the approach we have taken over the last three years. This is a budget that New Brunswickers can afford and one that they deserve.

Today's multi-year plan shows that we can manage our finances responsibly, introduce important reforms in the delivery of public services without making cuts, and move forward on reducing the tax burden on New Brunswickers.

A short while ago, this would have been seen as an impossible task. That you cannot increase services and lower taxes without running deficits and increasing the debt burden for future generations of New Brunswickers.

Today's budget has proven otherwise.

Our economic and population growth projections mean that key fiscal sustainability metrics considered by the Auditor General, credit rating agencies, and the financial community will continue to trend in the right direction.

Since day one, we have been prudent with taxpayers' money, focused on areas of greatest need, and strategic in the choices we made. Today's multi-year plan continues this approach and maintains sustainability in our finances with continued surpluses projected and ongoing declines in our net debt-to-GDP ratio.

Multi-Year Plan ($ millions)

	2022–2023 Budget	2023–2024 Plan	2024–2025 Plan
Revenue	11,346	11,537	11,699
Expense	11,311	11,516	11,660
Surplus (Deficit)	35	21	39
(Increase) Decrease in Net Debt	(15)	(109)	36
Net Debt-to-GDP (%)	30.1%	29.3%	28.2%

Conclusion

Mr. Speaker, Budget 2022–2023 is the result of the hard work that our government has undertaken since the earliest days of taking office.

We have been responsible with our finances, reduced the level of net debt, and staved off a pending credit downgrade. These accomplishments have been achieved despite managing through a global pandemic that no one saw coming.

This budget continues the progress we have made in building a stronger economy and vibrant communities, while also improving health care and protecting our most vulnerable.

And we have done this while also reducing taxes.

Through these efforts, New Brunswick is being looked at as a success story.

Our population and economy are growing, we are investing more in New Brunswickers, and we are building on our success.

Thank you.

APPENDIX: SUMMARY BUDGET INFORMATION

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
($ Thousands)

	Year Ending March 31		
	2022 Estimate	**2022 Revised**	**2023 Estimate**
Revenue			
Ordinary Account	9,834,711	10,676,878	10,764,172
Capital Account	52,936	52,482	44,415
Special Purpose Account	128,738	131,222	127,672
Special Operating Agencies (net)	158,138	146,222	202,091
Sinking Fund Earnings	206,030	205,720	207,700
Total Revenue	**10,380,553**	**11,212,524**	**11,346,050**
Expense			
Ordinary Account	9,639,791	9,779,835	10,236,294
Capital Account	135,682	134,917	134,193
Special Purpose Account	130,017	132,168	144,609
Special Operating Agencies (net)	164,836	129,458	221,155
Amortization of Tangible Capital Assets	555,051	548,356	574,574
Total Expense	**10,625,377**	**10,724,734**	**11,310,825**
Surplus (Deficit)	**(244,824)**	**487,790**	**35,225**

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
($ Thousands)

	Year Ending March 31		
	2022 Estimate	2022 Revised	2023 Estimate
Net Debt - Beginning of Year	**(13,891,124)**	**(13,452,083)**	**(12,981,188)**
Changes in Year			
Surplus (Deficit)	(244,824)	487,790	35,225
Investments in Tangible Capital Assets	(551,005)	(565,251)	(625,281)
Amortization of Tangible Capital Assets	555,051	548,356	574,574
(Increase) Decrease in Net Debt	**(240,778)**	**470,895**	**(15,482)**
Net Debt - End of Year	**(14,131,902)**	**(12,981,188)**	**(12,996,670)**
Net Debt-to-GDP Ratio	**36.4%**	**31.9%**	**30.1%**

TOTAL REVENUE
2022–2023
($ Thousands)

DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries	10,823	-	-	-	10,823
Education and Early Childhood Development	143,068	-	54,090	-	197,158
Environment and Local Government	3,770	-	43,385	-	47,155
Finance and Treasury Board	9,274,659	-	966	-	9,275,625
General Government	2,710	-	-	-	2,710
Health	74,066	-	1,500	-	75,566
Justice and Public Safety	229,678	-	17,016	-	246,694
Legislative Assembly	495	-	-	-	495
Natural Resources and Energy Development	84,253	50	4,442	-	88,745
Opportunities New Brunswick	11,693	-	268	-	11,961
Other Agencies	678,709	-	-	-	678,709
Post-Secondary Education, Training and Labour	149,402	-	3,886	4,752	158,040
Regional Development Corporation	-	-	-	212,798	212,798
Social Development	103,692	50	210	-	103,952
Tourism, Heritage and Culture	4,720	-	2,659	3,980	11,359
Transportation and Infrastructure	7,286	44,315	650	91,900	144,151
Sub-Total	**10,779,024**	**44,415**	**129,072**	**313,430**	**11,265,941**
Sinking Fund Earnings	-	-	-	-	207,700
Inter-account Transactions	(14,852)	-	(1,400)	(111,339)	(127,591)
TOTAL REVENUE	**10,764,172**	**44,415**	**127,672**	**202,091**	**11,346,050**

COMPARATIVE STATEMENT OF ESTIMATED ORDINARY ACCOUNT REVENUE BY SOURCE
($ Thousands)

	Year Ending March 31		
	2022 Estimate	2022 Revised	2023 Estimate
Taxes			
Personal Income Tax	1,748,000	1,941,000	1,954,000
Corporate Income Tax	358,900	519,500	486,700
Metallic Minerals Tax	1,000	500	1,000
Provincial Real Property Tax	554,000	575,000	571,000
Harmonized Sales Tax	1,529,700	1,823,500	1,774,500
Gasoline and Motive Fuels Tax	197,500	202,500	202,500
Carbon Emitting Products Tax	127,000	130,000	170,000
Tobacco Tax	128,000	111,000	110,000
Pari-Mutuel Tax	500	500	500
Insurance Premium Tax	62,000	66,400	70,000
Real Property Transfer Tax	31,000	56,000	45,000
Financial Corporation Capital Tax	25,000	24,000	24,000
Cannabis Duty	6,800	9,500	12,000
Penalties and Interest	17,000	17,000	17,500
Sub-Total - Taxes	**4,786,400**	**5,476,400**	**5,438,700**
Return on Investment	273,683	280,652	265,117
Licences and Permits	162,893	165,855	165,100
Sale of Goods and Services	474,551	483,921	489,062
Royalties	70,085	70,444	70,294
Agency Revenues	167,600	168,700	184,386
Fines and Penalties	6,844	6,944	6,845
Miscellaneous	78,045	82,290	74,132
TOTAL - OWN SOURCE REVENUE	**6,020,101**	**6,735,206**	**6,693,636**
Unconditional Grants – Canada			
Fiscal Equalization Payments	2,274,357	2,274,357	2,359,987
Canada Health Transfer	880,700	972,444	934,216
Canada Social Transfer	316,000	319,429	329,362
Other	1,866	38,615	1,866
Sub-Total - Unconditional Grants – Canada	**3,472,923**	**3,604,845**	**3,625,431**
Conditional Grants – Canada	357,188	352,099	459,957
TOTAL - GRANTS FROM CANADA	**3,830,111**	**3,956,944**	**4,085,388**
Sub-Total	**9,850,212**	**10,692,150**	**10,779,024**
Inter-account Transactions	(15,501)	(15,272)	(14,852)
TOTAL - ORDINARY ACCOUNT REVENUE	**9,834,711**	**10,676,878**	**10,764,172**

TOTAL EXPENSE
2022–2023
($ Thousands)

DEPARTMENT	ORDINARY ACCCOUNT	CAPITAL ACCCOUNT	SPECIAL PURPOSE ACCCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries	45,451	465	-	-	45,916
Education and Early Childhood Development	1,572,628	1,745	52,889	-	1,627,262
Environment and Local Government	167,656	1,000	56,000	-	224,656
Executive Council Office	15,394	-	-	-	15,394
Finance and Treasury Board	29,784	-	966	-	30,750
General Government	1,054,891	-	-	-	1,054,891
Health	3,239,386	27,050	1,500	-	3,267,936
Justice and Public Safety	314,276	-	17,528	-	331,804
Legislative Assembly	36,435	-	-	-	36,435
Natural Resources and Energy Development	101,731	7,920	4,312	-	113,963
Office of the Premier	1,516	-	-	-	1,516
Opportunities New Brunswick	55,115	-	268	-	55,383
Other Agencies	403,693	-	-	-	403,693
Post-Secondary Education, Training and Labour	656,415	2,000	3,886	4,698	666,999
Regional Development Corporation	50,637	35,000	-	229,300	314,937
Service of the Public Debt	634,000	-	-	-	634,000
Social Development	1,467,573	12,000	2,700	-	1,482,273
Tourism, Heritage and Culture	68,744	9,020	2,640	5,696	86,100
Transportation and Infrastructure	349,901	650,594	1,920	92,800	1,095,215
Total Expenditure	**10,265,226**	**746,794**	**144,609**	**332,494**	**11,489,123**
Investment in Tangible Capital Assets	(12,680)	(612,601)	-	-	(625,281)
Inter-account Transactions	(16,252)	-	-	(111,339)	(127,591)
Amortization of Tangible Capital Assets	-	-	-	-	574,574
TOTAL EXPENSE	**10,236,294**	**134,193**	**144,609**	**221,155**	**11,310,825**